Exhibit 99.2

BRP INC.

MANAGEMENT’S

DISCUSSION AND

ANALYSIS

FOR THE THREE- AND NINE-MONTH PERIODS

ENDED OCTOBER 31, 2025

Table of contents

Glossary	2

Basis of Presentation	3

Forward-Looking Statements and Non-IFRS Measures	4

Business Overview	6

Factors Affecting the Company’s Results of Operations	7

Executive Summary	10

Retail Performance & Market Statistics	11

Results of Operations	12

Analysis of Results for the Third Quarter of Fiscal 2026	12

Geographical Trends for the Third Quarter of Fiscal 2026	14

Analysis of Results for the nine-month period ended October 31, 2025	15

Geographical Trends for the nine-month period ended October 31, 2025	17

Discontinued Operations	18

Foreign Exchange	20

Liquidity and Capital Resources	21

Contractual Obligations	23

Capital Resources	24

Consolidated Financial Position [1]	26

Off-Balance Sheet Arrangements	27

Transaction Between Related Parties	29

Financial Instruments	29

Non-IFRS Measures and Reconciliation Tables	31

Reconciliation Tables [2]	32

Summary of Consolidated Quarterly Results [2]	35

Reconciliation Table for Consolidated Quarterly Results [2]	36

Critical Accounting Estimates	39

Controls and Procedures	41

Risk Factors	42

Disclosure of Outstanding Shares	42

Additional Information	42

BRP Inc.	Management’s Discussion and Analysis	1

Glossary

Abbreviations	Description	Abbreviations	Description
3WV	Three-Wheel Vehicles	International	All regions except United States & Canada
ATV	All-Terrain Vehicles	MD&A	Management’s Discussion & Analysis
BPS	Basis points	NCIB	Normal Course Issuer Bid
CAPEX	Capital Expenditure	OEM	Original Equipment Manufacturer
CGU	Cash Generating Unit	ORV	Off-Road Vehicles
CORRA	Canadian Overnight Repo Rate Average. Defined as the Daily Compounded CORRA or the forward-looking term rate based on CORRA plus a customary credit spread adjustment, when applicable	PA&A	Parts, Accessories & Apparel
DB	Defined Benefits	PP&E	Property, Plant & Equipment
DC	Defined Contribution	PWC	Personal Watercraft
EBITDA	Earnings Before Interest, Taxes, Depreciation & Amortization	R&D	Research & development
EPS	Earnings (Loss) Per Share	SOFR	Secured Overnight Financing Rate
ESG	Environmental, Social and Governance	Term SOFR	Defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment, when applicable
EURIBOR	Euro Interbank Offered Rate	SSV	Side-by-Side Vehicles
G&A	General & Administrative	S&M	Selling & marketing
IAS	International Accounting Standards	Working Capital	Current assets less current liabilities
IFRS	IFRS® Accounting Standards as issued by the International Accounting Standards Board

BRP Inc.	Management’s Discussion and Analysis	2

Basis of Presentation

The following MD&A provides information concerning financial position and results of operations of BRP Inc. (the “Company” or “BRP”) for the third quarter of the fiscal year ending January 31, 2026. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2025 and 2024. Some of the information included in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as at December 3, 2025.

The unaudited condensed consolidated interim financial statements of the Company for the three- and nine-month periods ended October 31, 2025 and 2024 have been prepared using accounting policies consistent with IFRS and in accordance with IAS 34 “Interim Financial Reporting”. All amounts presented are in Canadian dollars unless otherwise indicated. The Company’s fiscal year is the twelve-month period ending January 31. All references in this MD&A to “Fiscal 2026, “Fiscal 2025”, “Fiscal 2024” and “Fiscal 2023” are to the Company’s fiscal year ended January 31, 2026, 2025, 2024 and 2023 respectively.

During the nine-month period ended October 31, 2025, the Company completed the sales of Alumacraft and Manitou. Consequently, these businesses are presented as discontinued operations, and the associated assets and liabilities are disposed as at October 31, 2025. Refer to Note 18 – Discontinued Operations in the unaudited condensed consolidated interim financial statements for more details.

During the three-month period ended April 30, 2025, the Company decided that its Marine PA&A business was no longer for sale. Following this decision, Marine PA&A business is presented as continued operations and the associated assets and liabilities are no longer held for sale as at October 31, 2025. Prior periods have been reclassified accordingly.

As announced on October 17, 2024, Telwater (Quintrex, Stacer, Savage and Yellowfin) remains under the sale process. Consequently, this business is presented as discontinued operations and the associated assets and liabilities as held for sale as at October 31, 2025. Refer to Note 18 – Discontinued Operations in the unaudited condensed consolidated interim financial statements for more details.

Following the launch of a process for the sale of the Company’s Marine businesses, all amounts are presented on a continuing basis unless otherwise indicated. Prior periods have been reclassified as if the relevant operations had been discontinued from the beginning of the comparative year.

This MD&A, approved by the Board of Directors on December 3, 2025, is based on the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the three- and nine-month periods ended October 31, 2025 and 2024.

BRP Inc.	Management’s Discussion and Analysis	3

Forward-Looking Statements and Non-IFRS Measures

Forward-Looking Statements

Certain statements in this MD&A about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, including its continued focus on tight network inventory management, product mix, production and pricing efficiencies, sustained promotional efforts and proactive production management to maintain dealer value proposition, management of dealer and distributor inventory financing arrangements, supply material availability and pricing, effectiveness of sales programs to support dealers and distributors, financial position, including its approach to foreign exchange fluctuations, market position, including expected market share volatility notably in light of fluctuating inventory levels from other OEMs, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, including softer industry demand trends and sustained promotional intensity and pricing actions, the expected demand for products and services in the markets in which the Company competes, the ongoing commitment to invest in research and product development activities and push the boundaries of innovation, including the expectation of regular flow of new product introductions and development of market-shaping products, the projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidity, the Company’s ability to complete its process for the sale of Telwater as expected and to manage and mitigate the risks associated therewith, including the ability to separate the Telwater business within the anticipated time periods, at expected cost levels and expected proceeds, the impact of the sale of the Marine businesses, including its ability to double down on Powersports and capitalize on market opportunities, and any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves, including specifically the continued uncertainty around the potential imposition of new duties, tariffs and other trade restrictions (and any retaliatory measures), may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risk factors discussed in greater detail under the heading “Risk Factors” in the Company’s MD&A for the fiscal year ended January 31, 2025.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this MD&A, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

BRP Inc.	Management’s Discussion and Analysis	4

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this MD&A, including without limitation the following assumptions: softer industries in both Seasonal and Year-Round Products and a continuously challenging macroeconomic environment; expected market share volatility; main currencies in which the Company operates will remain at near current levels; levels of inflation, which are expected to continue to ease; there will be no significant changes in tax laws or treaties applicable to the Company; the Company’s margins are expected to continue to be pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize, and that the currently challenging macroeconomic and geopolitical environment in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Specifically, these assumptions do not incorporate the imposition of wide-ranging U.S. tariffs on all imports from Canada and Mexico and potential retaliatory tariffs. Given the fast-evolving situation and the high degree of uncertainty around the duration of a potential trade war, it is difficult to predict how the effects would flow through the economy. New tariffs could significantly affect the outlooks for economic growth, consumer spending, inflation and the Canadian dollar.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company defines and reconciles these measures in the “Non-IFRS Measures and Reconciliation Tables” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	5

Business Overview

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on- and off-road vehicles, Quintrex boats and Rotax marine propulsion systems, Rotax engines for karts and recreational aircraft and Pinion gearboxes, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines.

As at the end of Fiscal 2025, the Company employed approximately 16,500 employees worldwide. It sold its products in over 130 countries. The products were sold directly through a network of approximately 2,400 dealers in 22 countries, as well as through approximately 140 distributors that served approximately 315 additional dealers.

The Company designs, develops, manufactures and sells powersports vehicles and marine products. The Company’s Powersports segment comprises Year-Round Products, Seasonal Products and Parts, Accessories & Apparel and OEM engines. Year-Round Products consist of BRP vehicles that are sold and used throughout the year in most climates and include ATVs, SSVs, 3WVs and electric motorcycles product lines. All products within the Year-Round Product category are sold under the Can-Am brand. Seasonal products consist of BRP products that are mostly used in specific seasons. These products include snowmobiles, which are mainly used during the winter season with sales to dealers concentrated in the months of September to January, as well as PWC and Sea-Doo pontoons, which are mainly used during the summer season, with sales to dealers concentrated in the months of January to April. All these products leverage BRP’s Rotax engines. PA&A and OEM engines consist of parts, accessories, and apparel (referred to as “PA&A”), Rotax engines for karts, recreational aircraft and jet boats, Pinion gearboxes and other services. Additionally, the Company’s Marine segment consists of boats, pontoons, outboard engines and other services.

The following table shows the percentage of total revenues by category:

Proportion of Total Revenues (in percentages)	Three-month periods ended		Nine-month periods ended
	October 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024

Year-Round Products	56.2%	52.5%	58.2%	55.0%
Seasonal Products	26.9%	31.2%	25.0%	29.3%
PA&A and OEM Engines	16.9%	16.3%	16.8%	15.7%
Total Revenues [1]	100.0%	100.0%	100.0%	100.0%

[1] Figures are on a continuing basis and prior periods reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	6

Factors Affecting the Company’s Results of Operations

Revenues and Sales Program Costs

The Company’s revenues are primarily derived from the wholesale activities to dealers and distributors of the Company’s manufactured vehicles, including Year-Round Products, Seasonal Products, and PA&A and OEM Engines. Revenue recognition normally occurs when products are shipped to dealers or distributors from the Company’s facilities.

In order to support the wholesale activities of the Company and the retail activities of dealers and distributors, the Company may provide support in the form of various sales programs consisting of cash and non-cash incentives. The cash incentives consist mainly of rebates and volume discounts given to dealers and distributors, free or extended coverage period under dealer and distributor inventory financing programs, and retail financing programs. The cost of these cash incentives is recorded as a reduction of revenues. The non-cash incentives mainly consist of extended warranty coverage or free PA&A. When an extended warranty coverage is given with the purchase of a product, a portion of the revenue recognized upon the sale of that product is deferred and recognized during the extended warranty coverage period. The cost of the free PA&A is recorded in cost of sales.

The support provided to dealers, distributors and consumers tends to increase when general economic conditions are difficult, when changing market conditions require the launch of new or more competitive programs, or when dealer and distributor inventory is above appropriate levels.

Under dealer and distributor inventory financing arrangements, the Company could be required to purchase repossessed new and unused products in certain cases of default by dealers or distributors. The cost of repossession tends to increase when dealers or distributors are facing challenging and prolonged difficult retail conditions and when their non-current inventory level is high. During the current fiscal year and previous fiscal year, the Company did not experience significant repossessions under its dealer and distributor inventory financing arrangements. Refer to the “Off-Balance Sheet Arrangements” section of this MD&A for more information on dealer and distributor inventory financing arrangements.

Commodity Costs

Approximately 75% of the Company’s cost of sales consists of material used in the manufacturing process. Therefore, the Company is exposed to the fluctuation of prices of certain raw materials such as aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Additionally, the Company is exposed to fuel price fluctuations related to its procurement and distribution activities. The Company does not hedge its long-term exposure to such price fluctuations. Therefore, an increase in commodity prices could negatively impact the Company’s operating results if it is not able to transfer these cost increases to dealers, distributors or consumers.

BRP Inc.	Management’s Discussion and Analysis	7

Warranty Costs

The Company’s regular warranty generally covers periods ranging from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors for the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs extended product warranties.

During its product development process, the Company ensures that high quality standards are maintained at each development stage of a new product. This includes the development of detailed product specifications, the evaluation of the quality of the supply chain and the manufacturing methods and detailed testing requirements over the development stage of the products. Additionally, product quality is ensured by quality inspections during and after the manufacturing process.

The Company records a regular warranty provision when products are sold. Management believes that, based on available information, the Company has adequate provisions to cover any future warranty claims on products sold. However, future claim amounts can differ significantly from provisions that are recorded in the condensed consolidated interim statements of financial position. For extended warranty, the claims are recorded in cost of sales as incurred.

Foreign Exchange

The Company’s revenues are reported in Canadian dollars but are mostly generated in U.S. dollars, Canadian dollars and euros. The Company’s revenues reported in Canadian dollars are to a lesser extent exposed to foreign exchange fluctuations with the Australian dollar, Brazilian real, Swedish krona, Norwegian krone, British pound, New Zealand dollar, Mexican peso, Chinese yuan and Japanese yen. The costs incurred by the Company are mainly denominated in Canadian dollars, U.S. dollars and euros and, to a lesser extent in Mexican pesos. Therefore, recorded revenues, gross profit and operating income in Canadian dollars are exposed to foreign exchange fluctuations. The Company’s facilities are located in different countries, which helps mitigate some of its foreign currency exposure.

As of October 31, 2025, the Company had an outstanding balance of U.S. $1,729.5 million ($2,423.5 million) under its U.S. $1,765.0 million ($2,473.3 million) term facility agreement (the “Term Facility”), which results in a gain or loss in net income when the U.S. dollar/Canadian dollar exchange rate at the end of the period varies from the opening period rate. Additionally, the Company’s interest expense on the Term Facility is exposed to U.S. dollar/Canadian dollar exchange rate fluctuations. The Company does not currently hedge the U.S. dollar/Canadian dollar exchange rate fluctuation exposures related to its Term Facility, and therefore, an increase in the value of the U.S. dollar against the Canadian dollar could negatively impact the Company’s net income.

For further detail relating to the Company’s exposure to foreign currency fluctuations, see “Financial Instruments – Foreign Exchange Risk” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	8

Net Financing Costs (Financing Costs less Financing Income)

Net financing costs are incurred principally on long-term debt, defined benefit pension plan liabilities and revolving credit facility. As at October 31, 2025, the Company’s long-term debt of $2,538.5 million was mainly comprised of the Term Facility (B-2 and B-3), which bears interest at Term SOFR plus 2.25% and Term SOFR plus 2.25%, respectively. The Company entered into interest rate cap contracts, which limit its exposure to interest rates increases.

Income Taxes

The Company is subject to federal, state and provincial income taxes in jurisdictions in which it conducts business. The Canadian income tax statutory rate was 26.5% for the three- and nine-month periods ended October 31, 2025. However, the Company’s effective consolidated tax rate is influenced by various factors, including the mix of accounting profits or losses before income tax among tax jurisdictions in which it operates and the foreign exchange gain or loss on the Term Facility. The Company expects to pay cash taxes in all tax jurisdictions for Fiscal 2026, except in the United States.

Seasonality

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are highest in the period immediately preceding their respective season and during the said season of use. However, the mix of product sales may vary considerably, from time to time, as a result of changes in seasonal and geographic demand, the introduction of new products and models, and production scheduling for particular types of products. As a result, the Company’s financial results are likely to fluctuate significantly from period to period.

BRP Inc.	Management’s Discussion and Analysis	9

Executive Summary

The Company’s three-month period ended October 31, 2025 was highlighted by double-digit growth in revenues compared to the same period last year. The increase in revenues was driven by higher ORV deliveries and favourable product mix following the successful launch of new products, partly offset by lower Snowmobile shipments. Gross profit and gross profit margin increased compared to last year, driven by favourable impacts of volume, product mix, pricing net of sales programs and production efficiencies, which were partially offset by the impacts of global tariffs mainly on PA&A, and by higher incentive compensation costs.

The Company’s North American retail sales were down 4% for the three-month period ended October 31, 2025 compared to the same period last year. The decrease is due to lower Seasonal Products sales outside peak retail period, partly offset by higher SSV retail driven by market share gains.

Financial Highlights

(in millions of Canadian dollars, except per share data and margin)	Three-month periods ended				Nine-month periods ended
	October 31, 2025	October 31, 2024	Variance ($)	Variance (%)	October 31, 2025	October 31, 2024	Variance ($)	Variance (%)
Income Statement [2]
Total Revenues	$2,250.3	$1,973.5	$276.8	14.0%	$5,985.4	$5,784.6	$200.8	3.5%
Gross Profit	541.2	435.1	106.1	24.4%	1,333.7	1,356.1	(22.4)	(1.7%)
Gross Profit Margin (%)	24.1%	22.0%	N/A	210bps	22.3%	23.4%	N/A	(110bps)
Operating Income	202.6	139.3	63.3	45.4%	386.9	450.2	(63.3)	(14.1%)
Normalized EBITDA [1]	325.6	268.4	57.2	21.3%	739.6	810.7	(71.1)	(8.8%)
Net Income	76.5	30.6	45.9	150.0%	294.6	115.1	179.5	156.0%
Normalized Net Income [1]	117.7	88.5	29.2	33.0%	219.2	285.5	(66.3)	(23.2%)
Diluted EPS	1.04	0.42	0.62	147.6%	4.01	1.53	2.48	162.1%
Normalized Diluted EPS [1]	1.59	1.20	0.39	32.5%	2.99	3.81	(0.82)	(21.5%)
Net Loss from Discontinued Operations	(7.7)	(23.8)	16.1	67.6%	(52.2)	(108.5)	56.3	51.9%

[1] See “Non-IFRS Measures” section.

[2] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

Recent events

●

On December 4, 2025, the Company’s Board of Directors authorized the renewal of its normal course issuer bid program which allows for the purchase for cancellation of up to 3,131,256 subordinate voting shares over the next twelve months, representing approximately 10% of the Company’s public float.

BRP Inc.	Management’s Discussion and Analysis	10

Retail Performance & Market Statistics

North American retail sales - for the Third Quarter of Fiscal 2026

The Company’s North American retail sales decreased by 4% for the three-month period ended October 31, 2025 compared to the same period last year. The decrease is due to lower Seasonal Products sales outside peak retail period, partly offset by higher SSV retail driven by market share gains.

●

North American Year-Round Products retail sales increased on a percentage basis in the low-single digits compared to the three-month period ended October 31, 2024. The Year-Round Products industry sales were flat over the same period.

●

North American Seasonal Products retail sales decreased on a percentage basis in the high-teens range compared to the three-month period ended October 31, 2024. The Seasonal Products industry sales decreased on a percentage basis in the high-single digits over the same period.

North American retail sales - for the nine-month period ended October 31, 2025

The Company’s North American retail sales decreased by 5% for the nine-month period ended October 31, 2025 compared to the same period last year. The decrease is mainly explained by softer industries in both PWC and 3WV, and SSV market share loss due to lower non-current unit availability. The decrease was partially offset by strong end-of season sales in Snowmobile earlier in the year.

●

North American Year-Round Products retail sales decreased on a percentage basis in the mid-single digits compared to the nine-month period ended October 31, 2024. The Year-Round Products industry sales decreased on a percentage basis in the low-single digits over the same period.

●

North American Seasonal Products retail sales decreased on a percentage basis in the mid-single digits compared to the nine-month period ended October 31, 2024. The Seasonal Products industry sales decreased on a percentage basis in the high-single digits over the same period.

North American network inventories

As at October 31, 2025, North American network inventories decreased by 17% compared to October 31, 2024. The decrease is explained by lower inventory across all products, in line with the Company’s focus on reducing network inventory since the end of Fiscal 2024.

BRP Inc.	Management’s Discussion and Analysis	11

Results of Operations

Analysis of Results for the Third Quarter of Fiscal 2026

The following section provides an overview of the financial performance of the Company for the three-month period ended October 31, 2025 compared to the same period ended October 31, 2024:

(in millions of Canadian dollars, except margin data)	Three-month periods ended
	October 31, 2025	October 31, 2024	Variance ($)	Variance (%)
Income Statement [2]
Revenues
Year-Round Products	$1,265.6	$1,036.4	229.2	22.1%
Seasonal Products	606.2	615.9	(9.7)	(1.6%)
PA&A and OEM Engines	378.5	321.2	57.3	17.8%
Total Revenues	2,250.3	1,973.5	276.8	14.0%
Gross Profit	541.2	435.1	106.1	24.4%
Gross Profit Margin (%)	24.1%	22.0%	N/A	210bps
Operating Expenses	338.6	295.8	42.8	14.5%
Normalized EBITDA [1]	325.6	268.4	57.2	21.3%
Net Financing Costs	64.4	49.8	14.6	29.3%
Income Taxes	30.5	33.1	(2.6)	(7.9%)
Net Income	76.5	30.6	45.9	150.0%
Net Loss from Discontinued Operations	(7.7)	(23.8)	16.1	(67.6%)

[1] See “Non-IFRS Measures” section.

[2] Unless otherwise indicated, figures are on a continuing basis and prior periods reclassified accordingly.

Revenues

Year-Round Products

The increase in revenues from Year-Round Products was primarily attributable to a higher volume of units sold and favourable product mix in ORV following the successful launch of new products, as well as favourable variations in sales programs and pricing across all product lines. The increase includes a favourable foreign exchange rate variation of $14 million.

Seasonal Products

The decrease in revenues from Seasonal Products was primarily attributable to a lower volume of units sold in Snowmobile. The decrease was partially offset by a higher volume of units sold in PWC and Sea-Doo pontoons, as well as favourable product mix and pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $13 million.

PA&A and OEM Engines

The increase in revenues from PA&A and OEM engines was primarily attributable to a higher volume of PA&A sold and favourable product mix in OEM engines. The increase also includes a favourable foreign exchange rate variation of $10 million.

Gross Profit

Gross profit and gross profit margin increased compared to last year, driven by favourable impacts of volume, product mix, pricing net of sales programs and production efficiencies, which were partially offset by the impacts of global tariffs mainly on PA&A, and by higher incentive compensation costs. The increase in gross profit includes an unfavourable foreign exchange rate variation of $3 million.

BRP Inc.	Management’s Discussion and Analysis	12

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the three-month period ended October 31, 2025 compared to the three-month period ended October 31, 2024:

(in millions of Canadian dollars)	Three-month periods ended
	October 31, 2025	October 31, 2024	Variance ($)	Variance (%)
Selling and marketing	$123.9	$110.5	$13.4	12.1%
Research and development	110.1	95.7	14.4	15.0%
General and administrative	101.4	67.1	34.3	51.1%
Other operating expenses	3.2	22.5	(19.3)	(85.8%)
Operating Expenses [1]	$338.6	$295.8	$42.8	14.5%

[1] Unless otherwise indicated, figures are on a continuing basis and prior periods reclassified accordingly.

The increase in operating expenses was mainly attributable to higher incentive compensation costs. The increase was partially offset by higher restructuring and reorganization costs, as well as impairment charges taken on unutilized assets during the three-month period ended October 31, 2024. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $11 million.

Normalized EBITDA [1]

The increase in normalized EBITDA [1] was primarily due to higher operating income.

Net Financing Costs

The increase in net financing costs was primarily due to the one-time charges related to the amendment of the Company’s Term Facility that occurred during the three-month period ended October 31, 2025.

Income Taxes

The decrease in income tax expense was primarily explained by the effect of the foreign currency translation related to property, plant and equipment from Mexican operations partly offset by higher operating income. The effective income tax rate amounted to 28.5% for the three-month period ended October 31, 2025 compared to 52.0% for the three-month period ended October 31, 2024. The decrease resulted primarily from the impact arising from the foreign currency translation.

Net Income

The increase in net income was primarily due to higher operating income, partially offset by higher net financing costs.

Net Loss from Discontinued Operations

The decrease in net loss was primarily due to the closing of the sales of Alumacraft’s and Manitou’s assets during the three-month periods ended July 31, 2025 and October 31, 2025 respectively.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	13

Geographical Trends for the Third Quarter of Fiscal 2026

Revenues

Revenues by geography (in millions of Canadian dollars)	Three-month periods ended		Variance ($)	Variance (%)
	October 31, 2025	October 31, 2024
Revenues [1] ($)
United States	$1,276.7	$1,116.8	$159.9	14.3%
Canada	365.2	316.1	49.1	15.5%
International	608.4	540.6	67.8	12.5%
Total Revenues ($)	2,250.3	1,973.5
Revenues (%)
United States	56.8%	56.6%	N/A	20bps
Canada	16.2%	16.0%	N/A	20bps
International	27.0%	27.4%	N/A	(40bps)
Total Revenues (%)	100.0%	100.0%

[1] Unless otherwise indicated, figures are on a continuing basis and prior periods reclassified accordingly.

United States

The increase in revenues from the United States was primarily due to favourable product mix, a higher volume of shipments, and lower sales programs across most product lines, as well as favourable pricing across all product lines. The increase was partly offset by a lower volume and higher sales programs in Snowmobile. The increase includes a favourable foreign exchange rate variation of $11 million.

Canada

The increase in revenues from Canada was primarily due to favourable product mix across all product lines, as well as a higher volume of units sold, lower sales programs and favourable pricing across most product lines. The increase was partially offset by a lower volume of units sold in Snowmobile.

International

The increase in revenues from International was primarily due to a favourable product mix and favourable pricing across all product lines, as well as lower sales programs across most product lines. The increase was partially offset by a lower volume of units sold across most product lines. The increase includes a favourable foreign exchange variation of $26 million.

BRP Inc.	Management’s Discussion and Analysis	14

Analysis of Results for the nine-month period ended October 31, 2025

The following section provides an overview of the Company’s financial performance for the nine-month period ended October 31, 2025 compared to the same period ended October 31, 2024.

(in millions of Canadian dollars, except margin data)	Nine-month periods ended
	October 31, 2025	October 31, 2024	Variance ($)	Variance (%)
Income Statement [2]
Revenues
Year-Round Products	$3,485.2	$3,179.2	$306.0	9.6%
Seasonal Products	1,495.1	1,692.8	(197.7)	(11.7%)
PA&A and OEM Engines	1,005.1	912.6	92.5	10.1%
Total Revenues	5,985.4	5,784.6	200.8	3.5%
Gross Profit	1,333.7	1,356.1	(22.4)	(1.7%)
Gross Profit Margin (%)	22.3%	23.4%	N/A	(110bps)
Operating Expenses	946.8	905.9	40.9	4.5%
Normalized EBITDA [1]	739.6	810.7	(71.1)	(8.8%)
Net Financing Costs	156.9	142.7	14.2	10.0%
Income Taxes	23.7	84.7	(61.0)	(72.0%)
Net Income	294.6	115.1	179.5	156.0%
Net Loss from Discontinued Operations	(52.2)	(108.5)	56.3	51.9%

[1] See “Non-IFRS Measures” section.

[2] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

Revenues

Year-Round Products

The increase in revenues from Year-Round Products was primarily attributable to a higher volume of units sold and favourable product mix in ORV as well as favourable pricing across all product lines. The increase was partially offset by a lower volume of units sold and unfavourable product mix in 3WV. The increase includes a favourable foreign exchange rate variation of $41 million.

Seasonal Products

The decrease in revenues from Seasonal Products was primarily attributable to a lower volume of units sold across all product lines and higher sales programs across most product lines. The decrease was partially offset by favourable product mix and favourable pricing on all product lines. The decrease includes a favourable foreign exchange rate variation of $21 million.

PA&A and OEM Engines

The increase in revenues from PA&A and OEM engines was primarily attributable to a higher volume of PA&A sold, as well as favourable pricing across most product lines. The increase was partially offset by a lower volume of Marine PA&A and OEM engines sold. The increase includes a favourable foreign exchange rate variation of $23 million.

Gross Profit

The decreases in gross profit and gross profit margin were the result of a lower volume of units sold across most product lines, the unfavourable impacts of global tariffs mainly on PA&A, and higher incentive compensation costs. The decreases were partially offset by favourable pricing across all product lines, as well as distribution and production cost efficiencies. The decrease in gross profit includes an unfavourable foreign exchange rate variation of $6 million.

BRP Inc.	Management’s Discussion and Analysis	15

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the nine-month period ended October 31, 2025 compared to the nine-month period ended October 31, 2024:

(in millions of Canadian dollars)	Nine-month periods ended
	October 31, 2025	October 31, 2024	Variance ($)	Variance (%)
Selling and marketing	$343.7	$330.3	$13.4	4.1%
Research and development	311.5	283.2	28.3	10.0%
General and administrative	275.7	240.3	35.4	14.7%
Other operating expenses	15.9	52.1	(36.2)	(69.5%)
Operating Expenses [1]	$946.8	$905.9	$40.9	4.5%

[1] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

The increase in operating expenses was mainly attributable to higher incentive compensation costs during the nine-month period ended October 31, 2025, and higher R&D expenses due to the recognition of R&D subsidies from prior years during the nine-month period ended October 31, 2024. The increase was partially offset by higher restructuring and reorganization costs, as well as impairment charges taken on unutilized assets during the nine-month period ended October 31, 2024. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $28 million.

Normalized EBITDA [1]

The decrease in Normalized EBITDA [1] was primarily due to lower operating income.

Net Financing Costs

The increase in net financing costs was primarily due to the one-time charges related to the amendment of the Company’s Term Facility that occurred during the nine-month period ended October 31, 2025.

Income Taxes

The decrease in income tax expense was primarily due to a lower operating income, higher benefits related to tax incentives and by the effect of the foreign currency translation related to property, plant and equipment from Mexican operations. The effective income tax rate amounted to 7.4% for the nine-month period ended October 31, 2025 compared to 42.4% for the nine-month period ended October 31, 2024. The decrease resulted primarily from the tax and accounting treatment of the foreign exchange loss (gain) on the Term Facility, the impact arising from the foreign currency translation and from higher benefits related to tax incentives.

Net Income

The increase in net income was primarily due to a favourable foreign exchange rate variation on the U.S. denominated long-term debt and to a lower income tax expense. The increase was partially offset by lower operating income and higher net financing costs.

Net Loss from Discontinued Operations

The decrease in net loss was primarily due to a higher volume of units sold, lower sales programs and lower operating costs, followed by the closing of the sales of Alumacraft’s and Manitou’s assets during the three-month periods ended July 31, 2025 and October 31, 2025 respectively.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	16

Geographical Trends for the nine-month period ended October 31, 2025

Revenues

Revenues by geography (in millions of Canadian dollars)	Nine-month periods ended		Variance ($)	Variance (%)
	October 31, 2025	October 31, 2024
Revenues [1] ($)
United States	$3,367.1	$3,389.7	$(22.6)	(0.7%	)
Canada	855.5	853.7	1.8	0.2%
International	1,762.8	1,541.2	221.6	14.4%
Total Revenues ($)	$5,985.4	$5,784.6
Revenues (%)
United States	56.2%	58.6%	N/A	(240bps	)
Canada	14.3%	14.8%	N/A	(50bps	)
International	29.5%	26.6%	N/A	290bps
Total Revenues (%)	100.0%	100.0%

[1] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

United States

The decrease in revenues from the United States was primarily due to a lower volume of shipments across most product lines. The decrease was also attributable to unfavourable product mix in 3WV, as well as higher sales programs across most product lines. The decrease was partially offset by favourable product mix across most product lines and favourable pricing across all product lines. The decrease includes a favourable foreign exchange impact of $45 million.

Canada

The revenues from Canada were comparable to last year, with a slight increase primarily due to favourable product mix and lower sales programs across most product lines, as well as favourable pricing across all product lines. The increase was offset by a lower volume of shipments across most product lines and higher sales programs in Snowmobile.

International

The increase in revenues from International was primarily due to a higher volume of shipments, favourable product mix and lower sales programs across most product lines, as well as favourable pricing across all product lines. The increase includes a favourable foreign exchange impact of $40 million.

BRP Inc.	Management’s Discussion and Analysis	17

Discontinued Operations

On October 17, 2024, the Company announced that it had initiated a process for the sale of its Marine businesses namely Alumacraft, Manitou, Telwater (Quintrex, Stacer, Savage and Yellowfin) and Marine PA&A.

Telwater, Manitou, and Alumacraft

During the three-month period ended April 30, 2025, the Company announced the definitive agreement to sell 100% of the outstanding shares of Telwater Pty, Ltd. to Yamaha Motor Australia Pty, Ltd. During the three-month periods ended July 31, 2025 and October 31, 2025, the Company closed the sales of Alumacraft’s and Manitou’s assets respectively. The combined consideration totaled approximately $158.0 million U.S. dollars ($221.4 million) of which a portion is subject to customary adjustments. Closing of the Telwater Pty transaction is subject to closing conditions including regulatory approvals.

As at October 31, 2025, Telwater is presented as discontinued operations and the associated assets and liabilities as held for sale, while Alumacraft and Manitou are also presented as discontinued operations, but the associated assets and liabilities, which consisted mainly of property, plant and equipment, and inventory are disposed.

Marine parts, accessories, and apparel

During the three-month period ended April 30, 2025, the Company decided that its Marine PA&A business was no longer for sale. Following this decision, Marine PA&A business is presented as continued operations and the associated assets and liabilities are no longer held for sale as at October 31, 2025. Prior periods have been reclassified accordingly.

The net loss and comprehensive loss from discontinued operations, as presented in Note 18 of the unaudited condensed consolidated interim financial statements, are as follows:

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024

Revenues	$23.1	$47.1	$128.9	$109.6
Cost of sales	28.1	61.1	169.3	188.1

Gross loss	(5.0)	(14.0)	(40.4)	(78.5)

Operating expenses
Selling and marketing	1.3	5.5	10.3	20.7
Research and development	1.5	5.0	8.9	17.2
General and administrative	1.5	7.3	7.0	20.2
Other operating expenses	1.4	0.1	2.3	7.5

Total operating expenses	5.7	17.9	28.5	65.6
Operating loss	(10.7)	(31.9)	(68.9)	(144.1)

Financing costs	—	—	0.1	0.2
Loss before income taxes	(10.7)	(31.9)	(69.0)	(144.3)
Income tax recovery	(3.0)	(8.1)	(16.8)	(35.8)

Net loss from discontinued operations	$(7.7)	$(23.8)	$(52.2)	$(108.5)

BRP Inc.	Management’s Discussion and Analysis	18

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024
Net loss from discontinued operations [1]	$(7.7)	$(23.8)	$(52.2)	$(108.5)

Net changes in unrealized gain on translation of foreign operations	0.6	0.1	7.9	2.4

Total comprehensive loss from discontinued operations [1]	$(7.1)	$(23.7)	$(44.3)	$(106.1)

[1] Nil amount of net loss and comprehensive loss are attributable to non-controlling interest.

As at October 31, 2025, the carrying amount of assets and liabilities presented as held for sale is as follows [1]:

(in millions of Canadian dollars)	October 31, 2025	January 31, 2025
Inventories	13.8	66.6
Property, plant and equipment	69.3	98.5
Intangible assets	37.5	36.9
Deferred tax assets	3.6	80.6
Other assets	3.8	10.1

Assets classified as held for sale	$128.0	$292.7
Trade payables and accruals	8.5	22.5
Provisions	6.4	42.6
Other liabilities	2.1	18.1

Liabilities associated to assets classified as held for sale	$17.0	$83.2

Assets net of liabilities held for sale	$111.0	$209.5

[1] Following the decision not to sell the Marine PA&A business, prior periods have been reclassified accordingly.

The net cash flows from discontinued operations are as follows:

	Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2025	October 31, 2024
Net cash flows used in operating activities	$(52.6)	$(129.6)
Net cash flows from (used in) investing activities	21.1	(19.1)
Net cash flows from financing activities	32.0	155.2

Net cash flows from discontinued operations	$0.5	$6.5

BRP Inc.	Management’s Discussion and Analysis	19

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program for the three- and nine-month periods ended October 31, 2025, were as follows:

	Three-month periods ended		Nine-month periods ended

	October 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024
U.S. dollars (CA$/US$)	1.3875	1.3654	1.3944	1.3641
Euro (CA$/€)	1.6199	1.5026	1.5784	1.4827
The key period-end exchange rates used to translate foreign-denominated assets and liabilities were as follows:

		October 31, 2025		January 31, 2025
U.S. dollars (CA$/US$)		1.4013		1.4463
Euro (CA$/€)		1.6172		1.5042

When comparing the operating income and the income before income tax for the three- and nine-month periods ended October 31, 2025, the impacts of foreign exchange fluctuations were as follows:

	Foreign exchange (gain) loss

(in millions of Canadian dollars)	Three-month period	Nine-month period
Revenues	$(37.2)	$(85.4)
Cost of sales	39.7	91.0
Impact of foreign exchange fluctuations on gross profit	2.5	5.6
Operating expenses	11.2	28.3
Impact of foreign exchange fluctuations on operating income	13.7	33.9
Long-term debt	5.4	(196.0)
Net financing costs	(0.7)	(1.9)
Impact of foreign exchange fluctuations on income before income taxes	$18.4	$(164.0)

BRP Inc.	Management’s Discussion and Analysis	20

Liquidity and Capital Resources

Liquidity

The Company’s primary sources of cash consist of existing cash balances, operating activities and available borrowings under the Revolving Credit Facility, Term Facility, Term Loans and Bank Overdraft.

The Company’s primary use of cash is to fund operations, working capital requirements and capital expenditures in connection with product development and manufacturing infrastructure. The fluctuation of working capital requirements is primarily due to the seasonality of the Company’s production schedule and product shipments.

A summary of consolidated net cash flows by activity for the nine-month periods ended October 31, 2025 and 2024 is presented below:

	Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2025	October 31, 2024
Net cash flows generated from operating activities	$784.3	$402.5
Net cash flows used in investing activities	(196.9)	(299.4)
Net cash flows used in financing activities	(533.9)	(443.1)
Effect of exchange rate changes on cash and cash equivalents	16.6	(6.1)
Net increase (decrease) in cash and cash equivalents	70.1	(346.1)
Cash and cash equivalents at beginning of period	180.0	491.8
Cash and cash equivalents at end of period	$250.1	$145.7

Free cash flow [1]	$566.1	$102.7

As presented in the unaudited condensed consolidated interim financial statements, the cash flow will be analyzed on a consolidated basis.

Net Cash Flows Generated from Operating Activities

A summary of consolidated cash flows from operating activities for the nine-month periods ended October 31, 2025 and 2024 is presented below:

	Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2025	October 31, 2024
Net income	$242.4	$6.6
Non-cash and non-operating items	429.4	612.8
Changes in working capital	168.8	(99.7)
Income taxes paid, net of refunds	(56.3)	(117.2)
Net cash flows generated from operating activities	$784.3	$402.5

Net cash flows generated from operating activities totalled $784.3 million for the nine-month period ended October 31, 2025 compared to $402.5 million for the nine-month period ended October 31, 2024. The $381.8 million increase in net cash flows generated was mainly due to favourable changes in working capital and lower income taxes paid. The favourable changes in working capital were the result of increased trade payables and accruals due to higher average payment terms. The favourable changes in working capital were partially offset by unfavourable changes in accounts receivables and provisions.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	21

Net Cash Flows Used in Investing Activities

A summary of consolidated cash flows used in investing activities for the nine-month periods ended October 31, 2025 and 2024 is presented below:

	Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2025	October 31, 2024
Additions to property, plant and equipment	$(187.5)	$(279.0)
Additions to intangible assets	(30.7)	(20.8)
Other	21.3	0.4
Net cash flows used in investing activities	$(196.9)	$(299.4)

Net cash flows used in investing activities totalled $196.9 million for the nine-month period ended October 31, 2025 compared to $299.4 million for the nine-month period ended October 31, 2024. The $102.5 million decrease in net cash flows used was mostly explained by lower investments in property, plant and equipment compared to the same period last year, and the closing of the sales of Alumacraft’s and Manitou’s assets.

Net Cash Flows Used in Financing Activities

A summary of consolidated cash flows used in financing activities for the nine-month periods ended October 31, 2025 and 2024 is presented below:

	Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2025	October 31, 2024
Repurchase of subordinate voting shares	$—	$(215.1)
Dividends paid	(47.1)	(46.5)
Repayment of long-term debt	(318.8)	(36.4)
Interest paid	(135.4)	(133.2)
Issuance of long-term debt	0.7	3.3
Increase in bank overdraft	—	15.1
Repayment of lease liabilities	(45.3)	(39.7)
Other	12.0	9.4
Net cash flows used in financing activities	$(533.9)	$(443.1)

Net cash flows used in financing activities totalled $533.9 million for the nine-month period ended October 31, 2025 compared to $443.1 million for the nine-month period ended October 31, 2024. The $90.8 million increase in net cash flows used was mainly attributable to the U.S. $200.7 million repayment concurrent to the amendment of the Company’s Term Facility. The increase was partially offset by the decision not to repurchase subordinate voting shares during the nine-month period ended October 31, 2025.

BRP Inc.	Management’s Discussion and Analysis	22

Contractual Obligations

The following table summarizes the Company’s significant contractual obligations as at October 31, 2025:

(in millions of Canadian dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,616.6	$—	$—	$—	$1,616.6
Long-term debt (including interest)	203.6	400.9	1,107.1	1,563.4	3,275.0
Lease liabilities (including interest)	61.0	92.0	57.2	61.5	271.7
Derivative financial instruments	18.1	1.5	—	—	19.6
Other financial liabilities	57.6	47.4	6.9	35.1	147.0
Total	$1,956.9	$541.8	$1,171.2	$1,660.0	$5,329.9

The Company enters into purchasing agreements with suppliers related to material used in production. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements.

Management believes that the Company’s operating activities and available financing capacity will provide adequate sources of liquidity to meet its short-term and long-term needs.

BRP Inc.	Management’s Discussion and Analysis	23

Capital Resources

Revolving Credit Facility

The Company has a Revolving Credit Facility totaling $1,500.0 million, which can also be drawn in U.S dollar or Euro equivalent. As at October 31, 2025, the Company had no outstanding amount drawn on the Revolving Credit Facility (nil as at January 31, 2025). Commitment fees on the undrawn amount of the Revolving Credit Facility, varying from 0.25% to 0.40%, were 0.30%.

The applicable interest rates are subject to a customary credit spread adjustment ranging from 0.45% to 3.00%, which varies depending on a Leverage Ratio. Based on the Leverage Ratio, the cost of borrowing as at October 31, 2025, in Canadian dollars, was either the CORRA plus 2.00% or the Canadian Prime Rate plus 1.00%. In U.S. dollars, it was either the SOFR plus 2.00%, the U.S. Base Rate plus 1.00% or the U.S. Prime Rate plus 1.00%. In Euros, it was the EURIBOR plus 2.00%.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facility is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The total amount available was $1,476.5 million as at October 31, 2025.

As at October 31, 2025, the Company had issued letters of credit for an amount of $20.7 million under the Revolving Credit Facility ($20.3 million as at January 31, 2025). In addition, $4.7 million in letters of credit were outstanding under other agreements as at October 31, 2025, ($5.3 million as at January 31, 2025).

(in millions of Canadian dollars)	October 31, 2025	January 31, 2025
Bank overdraft	$—	$—
Issued letters of credit under the Revolving Credit Facility	20.7	20.3
Other outstanding letters of credit	4.7	5.3

Term Facility

On October 1st, 2025 the Company amended its Term Facility by prepaying the entirety of its U.S. $465.7 million Term Loan B-1 due May 2027, and by increasing its Term Loan B-2 by U.S. $88.0 million and Term Loan B-3 by U.S. $177.0 million, resulting in a net reduction of U.S. $200.7 million of the outstanding Term Facility. As part of this amendment, the Company also repriced its Term Facility, reducing the cost of borrowing by 0.50%, with all other conditions remaining substantially the same. The Company incurred transaction costs of $4.4 million, which have been recorded in financing costs. In addition, the previous unamortized costs of $8.2 million associated to Term Loan B-3 were derecognized and recorded in financing costs.

As at October 31, 2025, the cost of borrowing under the Term Loan was as follows:

Loan	Cost of Borrowing
Term Loan B-2	◾ Term SOFR plus 2.25% per annum, with a Term SOFR floor of 0.50%
Term Loan B-3	◾ Term SOFR plus 2.25% per annum, with a Term SOFR floor of 0.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in SOFR.

BRP Inc.	Management’s Discussion and Analysis	24

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter, less any voluntary prepayments done to date. Consequently, the Company repaid an amount of U.S. $11.8 million ($16.5 million) during the nine-month period ended October 31, 2025. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at October 31, 2025 and 2024, the Company was not required to repay any portion of the Term Facility under this requirement.

Austrian Term Loans

During the nine-month period ended October 31, 2025, the Company entered into a term loan agreement at a favourable interest rate under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loan has a nominal amount of €0.4 million ($0.7 million) with an interest rate of 1.75% with a maturity date of June 2028.

As at October 31, 2025, the Company had €74.3 million ($120.2 million) outstanding under its Austrian term loans bearing interest at a range between 0.93% to 3.57% and maturing between March 2026 and December 2030.

Lease Liabilities

As at October 31, 2025, the contractual obligations in relation to assets recognized under lease agreements amounted to $271.7 million ($232.9 million as at January 31, 2025).

Normal Course Issuer Bid Program

During the nine-month period ended October 31, 2025, the Company did not repurchase subordinate voting shares under the NCIB that was announced and started during the fiscal year ended January 31, 2025.

Secondary offering

On September 12, 2025, Bain Capital Integral Investors II, L.P. (“Bain Capital”) completed a secondary offering of 1,500,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 43,136 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 1,543,136 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred less than $1.0 million of fees and expenses related to this secondary offering.

Dividend

On December 3, 2025, the Company’s Board of Directors declared a quarterly dividend of $0.215 per share for holders of its multiple and subordinate voting shares. The dividend will be paid on January 14, 2026 to shareholders of record at the close of business on December 31, 2025.

The Board of Directors has determined that this quarterly dividend is appropriate based on several relevant factors, including, without limitation, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants (including restrictions in the Term Facility and the Revolving Credit Facility or other material agreements) and solvency tests imposed by corporate law.

The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

BRP Inc.	Management’s Discussion and Analysis	25

Consolidated Financial Position [1]

The following table reflects the main variances that have occurred in the Company’s unaudited condensed consolidated interim statements of financial position between October 31, 2025 and January 31, 2025, the impact of the fluctuation of exchange rates on such variances, the related net variance (excluding the impact of the fluctuation of exchange rates on such variances) as well as explanations for the net variance:

(in millions of Canadian dollars)	October 31, 2025	January 31, 2025	Variance	Exchange Rate Impact	Net Variance	Explanation of Net Variance
Trade and other receivables	$647.7	$633.5	$14.2	$(27.1)	$(12.9)	Variance is not material.
Inventories	1,964.9	1,774.1	190.8	(30.7)	160.1	Mostly explained by higher raw materials, work in progress inventory and finished goods.
Property, plant and equipment	1,899.4	1,938.8	(39.4)	(37.8)	(77.2)	Mostly explained by lower investments.
Trade payables and accruals	1,616.6	1,231.4	385.2	(7.6)	377.6	Due to higher average payment terms and higher incentive compensation costs.
Provisions	853.6	944.4	(90.8)	11.8	(79.0)	Mostly explained by lower sales programs due to lower network inventory levels.
Long-term debt, including current portion	2,538.5	2,925.1	(386.6)	79.4	(307.2)	Mostly explained by the U.S. $200.7 million repayment of the Company’s Term Facility.
Employee future benefit liabilities	204.2	194.0	10.2	(7.4)	2.8	Variance is not material.

[1] Following the decision not to sell the Marine PA&A business, prior periods have been reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	26

Off-Balance Sheet Arrangements

Dealer and Distributor Financing Arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Company’s sales are made under such agreements. The parties listed above have agreements with Huntington Distribution Finance, Inc., Huntington Commercial Finance Canada Inc., Huntington Commercial Finance LLC and Huntington Commercial Finance New Zealand Ltd (collectively, “Huntington”), to provide financing facilities in North America, Australia and New Zealand, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International Unlimited Company and Wells Fargo International Finance LLC (collectively “Wells Fargo”) for financing facilities in North America and Europe. In the second quarter of the fiscal year ending January 31, 2024, the Company and Huntington entered into the “Second Amended and Restated Wholesale Financing Program Agreement for Canada and the United States” (Amended Financing Program), which extended the term of their original agreement until January 31, 2028, under similar pricing terms and conditions, as well as consolidated all recent amendments in one agreement. The Company has a wholesale financing agreement with Huntington for the financing of the boats in Australia, which expires on January 31, 2028. For most of the contracts with Wells Fargo, the maximum commitment period is up to January 31, 2026. During the three-month period ended July 31, 2025, the Company signed a wholesale financing agreement in Europe with De Lage Landen International B.V. (“DLL”), in replacement of Wells Fargo Bank International Unlimited Company agreement expiring January 31, 2026.

The total consolidated amount of financing provided to the Company’s independent dealers and distributors totalled $1,763.9 million and $4,860.1 million for the three- and nine-month periods ended October 31, 2025, compared to $1,620.8 million and $5,021.8 million for the three- and nine-month periods ended October 31, 2024. The outstanding consolidated financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $2,588.9 million and $3,151.5 million as at October 31, 2025, and January 31, 2025, respectively.

The breakdown of consolidated outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows, as at:

(in millions)	Currency	October 31, 2025	January 31, 2025
Total outstanding	CAD	$2,588.9	$3,151.5
United States	USD	$1,312.6	$1,593.9
Canada	CAD	$579.2	$670.4
Europe	EUR	€40.9	€49.8
Australia and New Zealand	AUD	$113.5	$112.0
Total outstanding - continuing operations	CAD	$2,512.7	$3,000.3
Total outstanding - discontinued operations	CAD	$76.2	$151.2

The consolidated costs incurred by the Company under the dealers’ and distributors’ financing agreements totalled $32.3 million and $83.3 million for the three- and nine-month periods ended October 31, 2025 compared to $28.3 million and $107.5 million for the three- and nine-month periods ended October 31, 2024.

BRP Inc.	Management’s Discussion and Analysis	27

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies.

The combined consolidated maximum obligation is generally within a range of:

i) U.S. $14.0 million ($19.6 million) or 15% of the calendar year twelve-month average amount of consolidated financing outstanding under the financing agreements ($18.6 million as at October 31, 2025) and;

ii) U.S. $25.0 million ($35.0 million) or 10% of the last twelve-month average amount of consolidated financing outstanding under the financing agreements ($269.4 million as at October 31, 2025).

As such, the maximum consolidated amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $289.0 million as at October 31, 2025 and $346.9 million as at January 31, 2025.

The Company did not incur significant losses related to new and unused products repossessed by the finance companies for the three- and nine-month periods ended October 31, 2025 and 2024.

Consumer Financing Arrangements

The Company has contractual relationships with third-party financing companies in order to facilitate consumer credit for the purchase of its products in North America. The agreements generally allow the Company to offer a subsidized interest rate to consumers for a certain limited period under certain sales programs. Under these contracts, the Company’s financial obligations are related to the commitments made under certain sales programs.

BRP Inc.	Management’s Discussion and Analysis	28

Transaction Between Related Parties

Transactions with Bombardier Inc., a Company Related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company committed to reimburse to Bombardier Inc. income taxes amounting to $22.6 million as at October 31, 2025 and $22.7 million as at January 31, 2025, respectively. The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States. The Company does not expect to make any payments to Bombardier Inc. in relation to that obligation for Fiscal 2026.

Financial Instruments

The Company’s financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial assets are exposed to credit risk whereas financial liabilities are exposed to liquidity risk. Additionally, the Company’s financial instruments and transactions could be denominated in foreign currency creating a foreign exchange exposure that could be mitigated by the use of derivative financial instruments. The Company is to a lesser extent exposed to interest risk associated to its Revolving Credit Facility, Term Facility and Austrian term loans.

Foreign Exchange Risk

The elements presented in the Company’s unaudited condensed consolidated interim financial statements in Canadian dollars are significantly exposed to the fluctuation of exchange rates, mainly the Canadian dollar/U.S. dollar rate and the Canadian dollar/euro rate.

The Company’s cash inflows and outflows are mainly comprised of Canadian dollars, U.S. dollars and euros. The Company intends to maintain, as a result of its business transactions, a certain offset position on U.S. dollar and euro denominated cash inflows and outflows.

For some currencies over which the Company cannot achieve an offset through its recurring business transactions, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed. Those contracts are accounted for under the cash flow hedge model covering highly probable forecasted sales in these currencies, and the gains or losses on those derivatives are recorded in net income only when the forecasted sales occur.

Finally, the Company reduces the exposure on its net income arising from the revaluation at period-end of monetary items denominated in a different functional currency by using foreign exchange contracts. Those contracts are recorded in net income at each period end in order to mitigate the gains or losses resulting from the revaluation at spot rate of these foreign-denominated positions.

While the Company’s operating income is protected, to a certain extent, from significant fluctuations of foreign exchange rates resulting from the application of the Company’s hedging strategy, the net income is significantly exposed to Canadian dollar/U.S. dollar rate fluctuations due to the U.S. dollar-denominated long-term debt. However, there is a monetary impact for the Company only to the extent the Term Facility is repaid.

BRP Inc.	Management’s Discussion and Analysis	29

Liquidity Risk

The Company is exposed to the risk of encountering difficulty in meeting obligations related to its financial liabilities. In order to manage its liquidity risk accurately, the Company continuously monitors its operating cash requirements taking into account the seasonality of the Company’s working capital needs, revenues and expenses. The Company believes the cash flows generated from operations combined with its cash on hand and the availability of funds under its credit facility ensures its financial flexibility and mitigates its liquidity risk.

Credit Risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing arrangements with Huntington and Wells Fargo.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under the dealer and distributor financing agreements with Huntington and Wells Fargo does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring the creditworthiness of the dealers and distributors in the different geographic areas.

Interest Rate Risk

The Company is exposed to the variation of interest rates mainly resulting from the Term SOFR on its Term Facility. However, the Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

BRP Inc.	Management’s Discussion and Analysis	30

Non-IFRS Measures and Reconciliation Tables

The Company uses non-IFRS measures and ratio, including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company
Normalized earnings per share – basic and diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – basic and diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

BRP Inc.	Management’s Discussion and Analysis	31

Reconciliation Tables [2]

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Nine-month periods ended

(in millions of Canadian dollars)	October 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024

Net income	$76.5	$30.6	$294.6	$115.1
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	31.8	26.2	(89.8)	108.7
Impairment charge [3]	—	9.4	—	9.4
Costs related to business combinations [4]	3.1	3.6	9.5	10.6
Restructuring and related costs (reversal) [5]	(0.5)	11.9	—	35.0
Transaction costs on long-term debt [6]	12.6	—	12.6	—
Special long-term incentive program [7]	—	—	4.4	—
Executive management transition cost [8]	2.5	—	5.0	—
Other elements [9]	0.9	—	2.3	0.9
Income tax adjustment [1] [10]	(9.2)	6.8	(19.4)	5.8
Normalized net income [1]	117.7	88.5	219.2	285.5
Normalized income tax expense [1]	39.7	26.3	43.1	78.9
Financing costs adjusted [1]	55.0	51.1	152.1	149.8
Financing income	(3.2)	(1.3)	(7.8)	(7.1)

Depreciation expense adjusted [1]	116.4	103.8	333.0	303.6

Normalized EBITDA [1]	$325.6	$268.4	$739.6	$810.7

[1]	See “Non-IFRS Measures” section.
[2]	Figures are on a continuing basis and prior periods reclassified accordingly.
[3]	During Fiscal 2025, the Company recognized an impairment charge of $9.4 million on unutilized assets.
[4]	Transaction costs and depreciation of intangible assets related to business combinations.
[5]	Costs associated with restructuring and reorganization activities, which are mainly composed of severance costs.
[6]	Derecognition of unamortized transaction costs and incremental transaction costs related to the amendment of the Company’s Term Facility.

[7] Incremental fair value recorded as a result of a special long-term incentive program.

[8]	Includes the impact of accelerated vesting of executive management stock options.
[9]	Other elements include transaction costs associated with the sale of the Marine businesses and fees associated with the secondary offerings that occurred during Fiscal 2025 and 2026.
[10]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

BRP Inc.	Management’s Discussion and Analysis	32

The following table presents the reconciliation of consolidated net cash flows generated from operating activities to consolidated free cash flow [1].

	Nine-month periods ended
(millions of Canadian dollars)	October 31, 2025	October 31, 2024
Net cash flows generated from operating activities	$784.3	$402.5
Additions to property, plant and equipment	(187.5)	(279.0)
Additions to intangible assets	(30.7)	(20.8)

Free cash flow [1]	$566.1	$102.7
Free cash flow from continuing operations [1]	$621.4	$252.0
Free cash flow used in discontinued operations [1]	$(55.3)	$(149.3)

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	33

The following table [2] presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(millions of Canadian dollars, except per share data)	Three-month periods ended		Nine-month periods ended
	October 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024
Depreciation expense reconciliation
Depreciation expense	$117.8	$105.3	$337.3	$307.9
Depreciation of intangible assets related to business combinations	(1.4)	(1.5)	(4.3)	(4.3)
Depreciation expense adjusted	$116.4	$103.8	$333.0	$303.6
Income tax expense reconciliation
Income tax expense	$30.5	$33.1	$23.7	$84.7
Income tax adjustment [3]	9.2	(6.8)	19.4	(5.8)
Normalized income tax expense [1]	$39.7	$26.3	$43.1	$78.9
Financing costs reconciliation
Financing costs	$67.6	$51.1	$164.7	$149.8
Transaction costs on long-term debt	(12.6)	—	(12.6)	—
Financing costs adjusted	$55.0	$51.1	$152.1	$149.8

Normalized basic EPS [1] calculation
Normalized net income [1]	$117.7	$88.5	$219.2	$285.5
Non-controlling interests	0.3	0.3	1.2	(0.5)
Weighted average number of shares - basic	73,148,123	73,003,877	73,073,841	73,878,572
Normalized basic EPS [1]	$1.61	$1.22	$3.02	$3.86
Normalized diluted EPS [1] calculation
Normalized net income [1]	$117.7	$88.5	$219.2	$285.5
Non-controlling interests	0.3	0.3	1.2	(0.5)
Weighted average number of shares - diluted	74,129,963	73,865,152	73,723,731	74,864,967
Normalized diluted EPS [1]	$1.59	$1.20	$2.99	$3.81

[1]	See “Non-IFRS Measures” section.
[2]	Figures are on a continuing basis and prior periods reclassified accordingly.
[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

BRP Inc.	Management’s Discussion and Analysis	34

Summary of Consolidated Quarterly Results [2]

	Three-month periods ended
	October	July	April	January	October	July	April	January
	31,	31,	30,	31,	31,	31,	30,	31,
	2025	2025	2025	2025	2024	2024	2024	2024
	Fiscal 2026	Fiscal 2026	Fiscal 2026	Fiscal 2025	Fiscal 2025	Fiscal 2025	Fiscal 2025	Fiscal 2024
(millions of Canadian dollars, except per share and gross profit data)
Revenues
Year-Round Products	$1,265.6	$1,113.8	$1,105.8	$1,128.0	$1,036.4	$985.0	$1,157.8	$1,363.8
Seasonal Products	606.2	469.7	419.2	677.5	616.0	541.8	535.1	952.6
PA&A and OEM Engines	378.5	304.7	321.9	312.8	321.1	284.3	307.0	316.4
Total revenues	2,250.3	1,888.2	1,846.9	2,118.3	1,973.5	1,811.1	1,999.9	2,632.8
Gross profit	541.2	397.7	394.8	421.8	435.1	399.3	521.7	666.4
As a percentage of revenues	24.1%	21.1%	21.4%	19.9%	22.0%	22.0%	26.1%	25.3%

Net income (loss)	76.5	57.1	161.0	(50.5)	30.6	42.0	42.5	307.2
Normalized EBITDA [1]	325.6	213.2	200.8	247.0	268.4	234.9	307.4	438.8
Normalized net income [1]	117.7	66.9	34.6	76.8	88.5	76.5	120.5	217.5

Basic EPS	1.05	0.79	2.21	(0.69)	0.42	0.56	0.56	4.07
Diluted EPS	1.04	0.79	2.19	(0.68)	0.42	0.55	0.56	4.01

Normalized basic EPS [1]	1.61	0.93	0.48	1.06	1.22	1.03	1.61	2.89
Normalized diluted EPS [1]	1.59	0.92	0.47	1.05	1.20	1.02	1.58	2.84

[1] See “Non-IFRS Measures” section.

[2] Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	35

Reconciliation Table for Consolidated Quarterly Results [2]

	Three-month periods ended
	October	July	April	January	October	July	April	January
	31,	31,	30,	31,	31,	31,	30,	31,
	2025	2025	2025	2025	2024	2024	2024	2024
(millions of Canadian dollars)	Fiscal 2026	Fiscal 2026	Fiscal 2026	Fiscal 2025	Fiscal 2025	Fiscal 2025	Fiscal 2025	Fiscal 2024

Net income (loss)	$76.5	$57.1	$161.0	$(50.5)	$30.6	$42.0	$42.5	$307.2

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	31.8	7.0	(128.6)	103.4	26.2	11.8	70.7	(97.5)
Cybersecurity incident [3]	—	—	—	(12.5)	—	—	—	—
Impairment charge [4]	—	—	—	—	9.4	—	—	—
Costs related to business combinations [5]	3.1	3.3	3.1	(7.9)	3.6	3.8	3.2	2.5
Exit costs [6]	—	—	—	15.1	—	—	—	—
Restructuring and related costs (reversal) [7]	(0.5)	—	0.5	41.8	11.9	8.9	14.2	3.9
Transaction costs on long-term debt [8]	12.6	—	—	—	—	—	—	2.7
Special long-term incentive program [9]	—	4.4	—	—	—	—	—	—
Executive management transition cost [10]	2.5	2.5	—	—	—	—	—	—
Other elements [11]	0.9	1.0	0.4	1.2	—	—	0.9	1.0
Income tax adjustment [1][12]	(9.2)	(8.4)	(1.8)	(13.8)	6.8	10.0	(11.0)	(2.3)
Normalized net income [1]	117.7	66.9	34.6	76.8	88.5	76.5	120.5	217.5
Normalized income tax expense [1]	39.7	(12.4)	15.8	19.5	26.3	10.8	41.8	81.7
Financing costs adjusted [1]	55.0	50.5	46.6	48.3	51.1	50.1	48.6	46.9
Financing income adjusted [1]	(3.2)	(3.3)	(1.3)	(0.9)	(1.3)	(4.0)	(1.8)	(2.9)
Depreciation expense adjusted [1]	116.4	111.5	105.1	103.3	103.8	101.5	98.3	95.6
Normalized EBITDA [1]	$325.6	$213.2	$200.8	$247.0	$268.4	$234.9	$307.4	$438.8

[1]	See “Non-IFRS Measures” section.
[2]	Unless otherwise indicated, figures are on a continuing basis and prior periods are reclassified accordingly.
[3]	During Fiscal 2025, the Company received insurance payments in relation to the cybersecurity incident that occurred in Fiscal 2023.
[4]	During Fiscal 2025, the Company recognized an impairment charge of $9.4 million on unutilized assets.
[5]	Transaction costs, depreciation of intangible assets and re-evaluation of a non-controlling interest related to business combinations.
[6]	The Company impaired service parts inventory related to its Evinrude outboard engine business.
[7]	The Company recorded restructuring costs, which includes severance packages to employees as part of workforce reduction, contract exit costs and supplier claims related to restructuring activities.
[8]	Derecognition of unamortized transaction costs and incremental transaction costs related to the amendment of the Company’s Term Facility.
[9]	Incremental fair value recorded as a result of a special long-term incentive program.
[10]	Includes the impact of accelerated vesting of executive management stock options.
[11]	Other elements include professional fees associated with secondary offerings and other transactions.
[12]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

BRP Inc.	Management’s Discussion and Analysis	36

Selected Consolidated Financial Information

The selected consolidated financial information set out below for the three- and nine-month periods ended October 31, 2025 and 2024, has been determined based on the unaudited condensed consolidated interim financial statements and related notes approved on December 3, 2025.

Net Income Data [2]

(in millions of Canadian dollars)	Three-month periods ended		Nine-month periods ended
	October 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024
Revenues
Year-Round Products	$1,265.6	$1,036.4	$3,485.2	$3,179.2
Seasonal Products	606.2	615.9	1,495.1	1,692.8
PA&A and OEM Engines	378.5	321.2	1,005.1	912.6
Total revenues	2,250.3	1,973.5	5,985.4	5,784.6
Cost of sales	1,709.1	1,538.4	4,651.7	4,428.5
Gross profit	541.2	435.1	1,333.7	1,356.1
As a percentage of revenues	24.1%	22.0%	22.3%	23.4%
Operating expenses
Selling and marketing	123.9	110.5	343.7	330.3
Research and development	110.1	95.7	311.5	283.2
General and administrative	101.4	67.1	275.7	240.3
Other operating expenses	3.2	22.5	15.9	52.1
Total operating expenses	338.6	295.8	946.8	905.9
Operating income	202.6	139.3	386.9	450.2
Net financing costs	64.4	49.8	156.9	142.7
Foreign exchange (gain) loss on long-term debt	31.2	25.8	(88.3)	107.7
Income before income taxes	107.0	63.7	318.3	199.8
Income tax expense	30.5	33.1	23.7	84.7
Net income from continuing operations	$76.5	$30.6	$294.6	$115.1
Net loss from discontinued operations	$(7.7)	$(23.8)	$(52.2)	$(108.5)
Net income	$68.8	$6.8	$242.4	$6.6
Attributable to shareholders	$69.1	$7.1	$243.6	$6.1
Attributable to non-controlling interest	$(0.3)	$(0.3)	$(1.2)	$0.5

Normalized EBITDA [1]	$325.6	$268.4	$739.6	$810.7
Normalized net income [1]	$117.7	$88.5	$219.2	$285.5

[1]	See “Non-IFRS Measures” section.

[2]	Figures are on a continuing basis and prior periods reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	37

Other Financial Data [2]

(in millions of Canadian dollars, except per share data)	Three-month periods ended		Nine-month periods ended
	October 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024

Weighted average number of shares – basic	73,148,123	73,003,877	73,073,841	73,878,572
Weighted average number of shares – diluted	74,129,963	73,865,152	73,723,731	74,864,967

Basic EPS	$1.05	$0.42	$4.05	$1.55
Diluted EPS	1.04	0.42	4.01	1.53
Normalized basic EPS	1.61	1.22	3.02	3.86
Normalized diluted EPS	1.59	1.20	2.99	3.81

Declared dividends per share	$0.215	$0.21	$0.65	$0.63

[1]	See “Non-IFRS Measures” section.
[2]	Figures are on a continuing basis and prior periods reclassified accordingly.

Financial Position data [1]

As at (in millions of Canadian dollars)	October 31, 2025	January 31, 2025

Cash and cash equivalents	$250.1	$180.7
Working capital	494.3	543.5
Property, plant and equipment	1,899.4	1,938.8
Total assets	6,383.4	6,000.7
Total non-current financial liabilities	2,772.2	3,109.7
Total liabilities	5,917.6	5,963.4
Total equity	576.8	246.8
Long-term debt	2,538.5	2,925.1

[1]	Following the decision not to sell the Marine PA&A business, prior periods have been reclassified accordingly.

BRP Inc.	Management’s Discussion and Analysis	38

Critical Accounting Estimates

Significant Estimates and Judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare the condensed consolidated interim financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating the net realizable value of inventory

The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts, accessories and apparel is determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

Estimating Recoverability of Deferred Tax Assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating Provisions for Regular Product Warranty, Product Liability and Sales Program

The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of regular warranty claims.

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The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims, based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Estimating the Discount Rates Used in Assessing Defined Benefit Plan Expenses and Liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Significant Judgments in Applying the Company’s Accounting Policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Recoverability and impairment of property, plant and equipment, intangible assets and right-of-use assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional Currency

The Company operates worldwide, but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgments from management in order to determine the functional currency of each entity using factors provided by IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”). Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity.

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Controls and Procedures

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.

Disclosure controls and procedures

As at the end of the reporting period covered by the unaudited condensed consolidated interim financial statements, the President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and

●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal control over financial reporting

As at the end of the reporting period covered by the interim financial statements, the President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s internal control over financial reporting during the nine-month period ended October 31, 2025, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of October 31, 2025.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management’s projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s MD&A for the fourth quarter and the fiscal year ended January 31, 2025. The Company is not aware of any significant changes to the Company’s risk factors from those disclosed at that time.

Disclosure of Outstanding Shares

As at December 2, 2025, the Company had:

Issued and outstanding shares and stock options
Multiple voting shares with no par value	36,976,222
Subordinate voting shares with no par value	36,378,125
Stock options to acquire subordinate voting shares	3,578,688

Additional Information

Additional information relating to BRP Inc., including the Company’s AIF, is available on SEDAR+ at www.sedarplus.ca.

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